UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 3

TO

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

CC MEDIA HOLDINGS, INC.

(NAME OF SUBJECT COMPANY (ISSUER) AND FILING PERSON (OFFEROR))

OPTIONS TO PURCHASE CLASS A COMMON STOCK, PAR VALUE $0.001 PER SHARE, UNDER THE CLEAR CHANNEL 2008 EXECUTIVE INCENTIVE PLAN

(TITLE OF CLASS OF SECURITIES)

12502P102

(CUSIP NUMBER OF CLASS OF SECURITIES)

ROBERT H. WALLS, JR.

EXECUTIVE VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY

CC MEDIA HOLDINGS, INC.

200 EAST BASSE ROAD

SAN ANTONIO, TEXAS 78209

(210) 822-2828

(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE

NOTICES AND COMMUNICATIONS ON BEHALF OF THE FILING PERSON)

COPY TO:

JAMES S. ROWE

KIRKLAND & ELLIS LLP

300 NORTH LASALLE

CHICAGO, ILLINOIS 60654

(312) 862-2000

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE*
$5,506,197.54	$751.05

*	Calculated solely for purposes of determining the filing fee. This amount assumes that (i) options to purchase 2,335,196 shares of Class A common stock of CC Media Holdings, Inc. having an aggregate value of $2,506,197.54 as of October 17, 2012, calculated based on a Black-Scholes valuation model, will be surrendered and/or cancelled pursuant to this offer, and (ii) shares of Class A common stock of CC Media Holdings, Inc. having an aggregate value of $3,000,000 will be repurchased by CC Media Holdings, Inc. in connection with this offer. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $136.40 per million dollars of the value of the transaction.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$341.85	Filing Party:	CC Media Holdings, Inc.
Form or Registration No.:	Schedule TO	Date Filed:	October 22, 2012

Amount Previously Paid:	$409.20	Filing Party:	CC Media Holdings, Inc.
Form or Registration No.:	Schedule TO	Date Filed:	November 7, 2012

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1
☒	issuer tender offer subject to Rule 13e-4
☐	going private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

This Amendment No. 3 (this “Amendment No. 3”) amends and supplements the Tender Offer Statement on Schedule TO originally filed by CC Media Holdings, Inc., a Delaware corporation (“CC Media”), with the Securities and Exchange Commission (the “SEC”) on October 22, 2012, as amended by Amendment No. 1 to the Schedule TO, filed with the SEC on October 24, 2012, and Amendment No. 2 to the Schedule TO, filed with the SEC on November 7, 2012. The Schedule TO relates to an offer (the “Offer”) by CC Media to eligible officers and key employees of the Company and its direct and indirect subsidiaries (“Eligible Persons”), subject to specified conditions, to exchange certain non-qualified stock options to purchase shares of the Company’s Class A common stock, par value $0.001 per share (the “Common Stock”), granted under the Clear Channel 2008 Executive Incentive Plan (the “Plan”), with an exercise price equal to $10.00 per share (the “Eligible Options”), for shares of Common Stock to be issued under the Plan (the “Replacement Shares”), in an amount equal to 90.0% of the number of shares of Common Stock underlying such person’s Eligible Options tendered and accepted for exchange, upon the terms and subject to the conditions set forth in the Offer to Exchange Certain Outstanding Options to Purchase Class A Common Stock for Shares of Class A Common Stock, dated October 22, 2012 (as supplemented, the “Offer to Exchange”), filed as Exhibit (a)(1)(i) to the Schedule TO.

This Amendment No. 3 is being made to report the results of the exchange offer and is filed in satisfaction of the reporting requirements of Rule 13e-4(c)(4) promulgated under the Securities Exchange Act of 1934, as amended.

Item 4.	Terms of the Transaction.

Item 4 of the Schedule TO is hereby amended and supplemented to add the following information:

The Offer expired at 11:59 p.m., EST, on November 19, 2012. Pursuant to the Offer, Eligible Options to purchase an aggregate of 2,024,117 shares of the Company’s Common Stock were tendered and accepted, representing 87% of the 2,330,242 shares underlying the Eligible Options. In accordance with the terms and conditions of the Offer, on November 19, 2012, 1,821,743 Replacement Shares were retained by Eligible Persons in exchange for Eligible Options tendered and accepted, and 275,514 Replacement Shares were forfeited by Eligible Persons who became ineligible to participate in, or declined to participate in, the Offer.

Pursuant to the Tax Assistance Program, on November 19, 2012, an aggregate of 851,842 Additional Shares were repurchased by the Company, representing 56% of the 1,514,709 Additional Shares granted on October 22, 2012, for total aggregate consideration of $2,564,044.42, and 662,867 Additional Shares were forfeited for no consideration.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 20, 2012

CC MEDIA HOLDINGS, INC.

By:	/S/ ROBERT H. WALLS, JR.
Robert H. Walls, Jr. Executive Vice President, General Counsel and Secretary